IMPERIAL

82-1257

04010943

15 March 2004

Miss A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

SUPPL

Imperial One Int'l Ltd

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of the Company's Half-Year Consolidated Financial Statements for the period ended 31 December 2003, lodged with the Australian Stock Exchange Limited on 15 March 2004.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

dlw 3/30

Letter - ADR Facility 15.03.04.doc

04 MAR 30 PM 7:21

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/03/2004

TIME: 15:40:27

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Year Accounts

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

IMPERIAL ONE LIMITED
AND ITS CONTROLLED ENTITIES

ABN 29 002 148 361

HALF YEAR
FINANCIAL REPORT

31 DECEMBER 2003

04 MAR 30 AM 7:21

TABLE OF CONTENTS

COMPANY DIRECTORY

Directors
B W McLeod (Chairman)
D H Sutton
K A Torpey

Registered Office

Level 2
131 Macquarie Street
Sydney NSW 2000
Telephone: (02) 9251 1846

Facsimile: (02) 9251 2550

Auditors
Nexia Court & Co
Level 29, Tower Building
Australia Square

264 George Street
Sydney NSW 2000

Share Registry
Computershare Investor Services Pty Limited
Level 3

60 Carrington Street
Sydney NSW 2000

Secretary
David Laurence Hughes

Bankers
Australian & New Zealand Banking
Group Limited

Solicitors
Atanaskovic Hartnell
Level 10, Atanaskovic Hartnell
House
75-85 Elizabeth Street
Sydney NSW 2000

Stock Exchange Listings
Australia
Australian Stock Exchange
(Home Exchange Brisbane,
Queensland)

IMP – Ordinary Shares
IMPOC – Options expiring
30/06/2004

United States of America
New York OTC Market: Code:
IMPGY
OTC#: 452869103
Sponsor: Bank of New York
1 ADR for 20 Ordinary shares

DIRECTORS' REPORT

The Directors of Imperial One Limited ("the Company") present their Report together with the consolidated Financial Report for the half-year ended 31 December 2003 and the Auditors' Review Report thereon.

1 Directors

The following persons held office as Directors of Imperial One Limited at the date of this report.

B W McLeod – Chairman
D H Sutton
K A Torpey

B W McLeod, B.Sc (Maths), M.Comm. (Econ)

Chairman
Mr McLeod has had extensive experience in the Australian capital markets. Over the past 15 years he has been involved in raising debt and equity capital for a number of property projects and companies, as well as the takeover and rationalisation of listed and unlisted Companies. Prior to this he spent six years with BA Australia Limited, where he was Executive Director, responsible for the financial and capital markets operations. He is Managing Director of Hudson Timber Products Limited, a Director of BeMaX Resources NL, Catcha.com Limited, International Concert Attractions Limited and Carnegie Corporation Limited. Appointed a Director of the Company on 21 May 1996.

D H Sutton, B.Comm ASA ACIS

Non-Executive Director
Mr Sutton is an affiliate of the Australian Stock Exchange Limited with many years experience in sharebroking and investment banking. He is also a director of WHI Securities Pty Limited, a licenced securities dealer. Appointed a director of the Company on 30 January 1997.

K A Torpey, B.E., MIE Aus., CP Eng, FAusIMM, (CP)

Non-Executive Director
Mr Torpey has over the last forty years been involved in the development of many diverse major projects involving oil, iron ore, aluminium, nickel, lead/zinc, uranium, magnesite, coal and gold, located locally and in Ireland and Indonesia. Generally these projects have been associated with major companies such as Consolidated Goldfields, EZ Industries, Alcan, International Nickel, Tara Mines Limited (Ireland), Noranda, Deninson Mines (Canada), Toyota and Mitsubishi.

For the last twenty years, since returning to Australia from Tara Mines, his association has mainly been as a corporate officer initially as Managing Director of Denison Mines and then Managing Director of Devex Limited. Over the last few years, he has acted as a consultant to a number of Companies involved in mining projects and in new technology. He is currently the principal of Famallon Pty Limited and a Director of Latrobe Magnesium Limited and Camberwell Coal Pty Limited and an alternate Director of BeMaX Resources NL.....

2 Principal

The principal activities of the group during the financial period were as follows:

- Development of its Murray Basin heavy mineral tenements through its BeMaX Resources NL shareholding;
- Reviewing new opportunities to enhance value in the Company's securities.

There were no other significant changes in the nature of the group's principal activities during the financial period.

3 Consolidated Results

The consolidated loss of the Group for the half-year after providing for income tax expense was $(238,422) (2002: $(495,784)).

4 Review of Operations

With regard to the Company's two major investments the following is reported:-

BeMaX Resources NL (8.82%)

During the reporting period further progress was made towards development of the flagship Pooncarie Mineral Sands Project comprising the Ginkgo and Snapper deposits located 220km south of Broken Hill in the NSW portion of the Murray Basin.

Further advancements were also made towards processing the Snapper mining lease. This included initiation of the planning focus meeting, which outcomes will direct environmental impact statements.

For further information refer to Item 5 Matters Subsequent to the Balance Date.

Catcha Limited 12.95%

Catcha continues to expand revenues and remains focused on building one of the leading Gen-X media/entertainment groups in the S E Asian region. The Company continues to develop it's key business units, being internet, publishing and events arms.

Internet

Catcha's internet arm remains one of the leading internet portal networks across South East Asia, key properties include Catcha Indonesia, Catcha Singapore and Catcha Malaysia.

Publishing

Catcha's publishing arm now publishes Juice PM and Juice Style.

Events

Catcha's event arm owns the highly popular and successful starlight cinema, this event is one of the largest outdoor film festivals in Asia.

The Directors continue to seek new investment opportunities to enhance shareholder value. The Company's focus will be to ensure it retains its strategic shareholding in BeMaX Resources NL while at the same time identifying investment opportunities that will provide an ongoing cash flow to the Company, through the acquisition and/or provision of management services to existing businesses.

5 Matters Subsequent to Balance Date

On 13 January 2004 the Company lodged a Prospectus with both ASIC and ASX. The Prospectus related to a Non-Renounceable Rights Issue of up to 462,098,153 Fully Paid Ordinary Shares at an issue price of $0.005.

The issue which closed on 13 February 2004 was fully underwritten and raised $2,310,491 before costs of the issue.

Funds raised from the issue will be utilised to increase working capital, reduce debt and allow the Company to pursue other investment opportunities.

Including the shares issued pursuant to the Rights Issue the Company now has 924,196,306 Fully Paid Ordinary Shares on issue.

On 3 February 2004, BeMaX Resources NL ("Bemax") announced that pursuant to the completion of the due diligence as per the Heads of Agreement signed on 29 October 2003, Bemax, Nissho Iwai Corporation and Sons of Gwalia had signed a Merger Implementation Agreement.

The Agreement provides for the merger of the mineral sands assets of each Company with Bemax being the pubically listed entity for the combined assets. The transaction will be satisfied by a combination of cash and the issue of new shares in Bemax to the other parties. Under the Agreement:

- the RZM Cable Sands group of companies will become wholly owned subsidiaries of Bemax and Bemax will acquire 100% of the MBT mineral sands business;
- Bemax will issue 75,217,083 shares to Nissho Iwai which will result in its owning a 20.3% interest in the shares capital of Bemax;
- Bemax will issue 28,160,090 shares to Sons of Gwalia giving it a further 7.6% interest in the share capital of Bemax.

Additional considerations include the payment to Nissho Iwai of $15 million on Completion and the (unsecured) deferred payment of $15 million (payable 2 years after completion). Bemax will acquire additional working capital of $40 million.

A General Meeting of Shareholders is scheduled to occur mid April 2004, with completion to take place shortly thereafter.

On 16 February 2004, Bemax announced that they had secured a financing facility from international investment bank ABN Amro to fund the cash component of it's three way merger with Nissho Iwai Corporation and Sons of Gwalia Limited.

This report is signed in accordance with a resolution of the Board of Directors.

B W McLeod
Director

D H Sutton
Director

Dated at Sydney this 15th day of March 2004.

DIRECTORS' DECLARATION
For the Half-Year Ended 31 December 2003

In the opinion of the Directors of Imperial One Limited:

1. The financial statements and notes are in accordance with the Corporations Act 2001, including:

   a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2003 and of its performance, as represented by the results of its operations and its cash flows, for the period ended on that date; and

   b) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of Directors made pursuant to Section 305(5) of the Corporations Act 2001.

On behalf of the Directors

B W McLeod
Director

D H Sutton
Director

Dated at Sydney this 15th day of March 2004.

STATEMENT OF FINANCIAL PERFORMANCE
For the Half-Year Ended 31 December 2003

	Note	Consolidated 6 Months December 2003 $	6 Months December 2002 $
Revenue from ordinary activities	2	58,352	972,037
Depreciation expense	3	(345)	(2,283)
Borrowing cost expense	3	(76,663)	(74,865)
Salaries and employee benefits		(34,550)	(76,386)
Other expenses from ordinary activities		(185,216)	(1,314,287)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(238,422)	(495,784)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		-	-
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(238,422)	(495,784)
NET LOSS		(238,422)	(495,784)
NET LOSS ATTRIBUTABLE TO MEMBERS OF THE COMPANY	6	(238,422)	(495,784)
TOTAL CHANGE IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO MEMBERS OF THE COMPANY		(238,422)	(495,784)
BASIC EARNINGS PER SHARE (cents per share)		(.055)	(.13)
DILUTED EARNINGS PER SHARE (cents per share)		(.03)	.046

The accompanying notes form part of these financial statements.

STATEMENT OF FINANCIAL POSITION
As at 31 December 2003

	Note	Consolidated December 2003 $	Consolidated June 2003 $
CURRENT ASSETS			
Cash assets		158,484	149,650
Receivables		44,466	2,481
TOTAL CURRENT ASSETS		202,950	152,131
NON-CURRENT ASSETS			
Receivables		-	-
Investments		4,841,532	4,966,400
Plant & equipment		4,987	5,332
TOTAL NON-CURRENT ASSETS		4,846,519	4,971,732
TOTAL ASSETS		5,049,469	5,123,863
CURRENT LIABILITIES			
Payables		905,874	1,079,501
Interest bearing liabilities		1,749,379	1,848,072
Provisions		37,011	58,161
TOTAL CURRENT LIABILITIES		2,692,264	2,985,734
TOTAL LIABILITIES		2,692,264	2,985,734
NET ASSETS		2,357,205	2,138,129
EQUITY			
Contributed equity	4	51,610,625	51,153,127
Reserves	5	607,279	607,279
Accumulated losses	6	(49,860,699)	(49,622,277)
TOTAL EQUITY		2,357,205	2,138,129

The accompanying notes form part of these financial statements.

STATEMENT OF CASHFLOWS
For the Half-Year Ended 31 December 2003

	Consolidated	
	6 Months December 2003 $	6 Months December 2002 $
Cash Flows from Operating Activities		
Receipts from customers	-	1,746,360
Payments to trade creditors and employees	(375,880)	(1,813,280)
Interest received	2,297	814
Interest paid	-	(3,624)
Net Cash (Used In)/Provided By Operating Activities	(373,583)	(69,730)
Cash Flows from Investing Activities		
Proceeds from sale of investments	-	126,071
Payment for investment in listed corporation	-	(4,278)
Net Cash Provided By/(Used In) Investing Activities	-	121,793
Cash Flows from Financing Activities		
Net proceeds from issue of shares	457,500	-
Borrowings	74,917	171,760
Repayment of borrowings	(150,000)	(25,000)
Loans other entities	-	(10,398)
Reduction in cash pursuant to sale of subsidiary	-	(320,348)
Net Cash Provided By/(Used In) Financing Activities	382,417	(183,986)
Net Increase/(Decrease) in Cash Held	8,834	(131,923)
Cash at the beginning of the financial year	149,650	256,735
Cash at the end of the financial period	**158,484**	**124,812**

The accompanying notes form part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of half-year financial report:

(a) Basis of Preparation

The half-year consolidated report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards AASB 1029 Interim Financial Reporting, the recognition and measurement requirements applicable AASB standards other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views. This half-year financial report is to be read in conjunction with the 30 June 2003 Annual Financial Report and any public announcements by Imperial One Limited and its Controlled Entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the economic entity and, except where there is a change in accounting policy, are consistent with those applied in the 30 June 2003 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an Annual Financial Report.

	Consolidated	
	6 Months to 31 December 2003	**6 Months to 31 December 2002**
2 REVENUE FROM ORDINARY ACTIVITIES		
Sale of goods from operating activities	-	922,524
Other revenues from non-operating activities		
Interest received or due and receivable from other parties	(9,662)	2,283
Proceeds from the sale of investments	68,014	
Sundry revenue		47,230
Total Revenue From Ordinary Activities	58,352	972,037

3 LOSS FROM ORDINARY ACTIVITIES

Loss from ordinary activities had been arrived at after charging the following items.

Depreciation and Amortisation		
Plant & Equipment	345	2,283
Interest paid – Other parties	76,663	74,865
Loss on sale of investments	56,855	
Transfer to provision for employee entitlements	1,454	
Bad and doubtful debts expense	(37,450)	

	Consolidated	
	6 Months to 31 December 2003	12 Months to 30 June 2003
4 CONTRIBUTED EQUITY		
Issued Capital		
Balance at beginning of period	51,153,127	50,918,627
Movement in Ordinary Share Capital		
Issue of 50,000,000 ordinary shares @ $0.005 pursuant to a private placement in August 2003	250,000	
Issue of 22,000,000 shares on exercise of options expiring 31 December 2006 at 1 cent in December 2003.	220,000	
Issue of 4,725,000 ordinary shares @ 2 cents in October 2002 to convert debt to equity		94,500
Issue of 7,000,000 ordinary shares @ 2 cents to a Director in October 2002 to convert debt to equity		140,000
LESS share issue expenses	(12,500)	-
Balance at Period End	51,610,627	51,153,127

At the end of the period the Company had on issue the following securities and/or rights to convert to securities.

- Shares
  - 462,098,153 Fully paid ordinary shares
- Options
  - 41,439,068 Listed options expiring 30/06/2004 exercisable at 10 cents
  - 14,350,000 Unlisted executive options expiring 6/07/2005 exercisable at 9 cents
  - 15,295,000 Unlisted options expiring 31/12/2006 exercisable at 1 cent

During the period under review 177,064,309 listed options expiring 31/7/2003 were not exercised by their expiry date and as a consequence have lapsed.

	Consolidated	
	6 Months to 31 December 2003	12 Months to 30 June 2003
5 RESERVES		
Asset revaluation	607,279	607,279
6 ACCUMULATED LOSSES		
Balance at beginning of period	(49,622,277)	(48,669,859)
Net Loss attributable to members	(238,422)	(952,418)
Balance at end of period	(49,860,699)	(49,622,277)

7 CONTINGENT LIABILITIES

(a) Companies in the Imperial One Limited group have a maximum contingent liability of $142,500 to provide guarantees to government authorities to secure rehabilitation commitments in respect of mineral lease applications. No provisions are included in the financial statements for these amounts.

(b) Imperial has provided certain tax indemnities to the Investor and its holding company under Agreements relating to Research and Development of Vitrokele Technology.

(c) A wholly owned subsidiary of the group received an income tax assessment during the 2003 year which, including penalties and interest, showed an amount payable of $8,701,485. The assessment relates to a gain arising from the disposal of the subsidiary's Vitrokele Core Technology. The subsidiary has lodged an income tax return which discloses the gain arising has been offset by tax losses. The company has notified the Australian Taxation Office the assessment is disputed and that it does not believe any amount is owing.

(d) Legal proceedings were commenced by Rupert Company Limited alleging that the Company engaged in misleading and deceptive conduct by failing to send a prospectus and entitlement form to it in November 1999, in relation to a proposed issue of options. The proceedings were successfully defended. In a judgement dated 28 March 2003 the Court ordered that:

i. the statement of claim against the Company be dismissed; and
ii. Rupert Company Limited is to pay the Company's costs as agreed or assessed.

Rupert Company Limited have appealed the decision of the court, the appeal has been listed for hearing on Monday 24 May 2004.

Rupert Company Limited are claiming damages in the vicinity of $375,000 to $587,500 plus interest and costs. Should the appeal by Rupert Company Limited be successful and Imperial is found liable to the Company, it is unlikely the damages awarded against it would exceed $70,000, plus interest. Interest on a damages award of $70,000 from November 1999 to February 2004 is approximately $29,000. Accordingly, the Company's estimate of exposure to damages and interest is $99,000.

8 FINANCIAL REPORTING BY SEGMENTS

Primary Reporting – Business Segments

31 December 2003	Mining	Industrial Minerals	Investments	Internet	Eliminations Unallocated	Consolidated
Sales to external customers	-	-	-	-	-	-
Other Revenue	-	-	58,352	-	-	58,352
Total Segment Review	-	-	58,352	-	-	58,352
Segment result	12,613	-	(56,855)	(5,432)	-	(49,674)
Unallocated revenue less unallocated expenses						(188,748)
Loss from ordinary activities before income tax expense						(238,422)
Income tax expense						-
Loss from ordinary activities after income tax expense						(238,422)
Net Loss						**(238,422)**
Depreciation and amortisation expense	-	-	-	-	345	345
Other non-cash expenses	-	-	-	-	-	-
Segments assets	3,271	-	4,591,532	250,000	-	4,844,803
Unallocated assets						204,666
Total Assets						**5,049,469**
Segment liabilities	143,178	-	490,704	141,601	-	775,483
Unallocated liabilities						1,916,781
Total Liabilities						**2,692,264**
Acquisition of property, plant & equipment, intangibles and other non-current segment assets	-	-	-	-	-	-

30 June 2003	Mining	Industrial Minerals	Investments	Internet	Eliminations Unallocated	Consolidated
Sales to external customers	-	922,534	-	-	-	922,524
Other Revenue	-	5,000	830,203	-	-	835,203
Total Segment Review	-	927,524	830,203	-	-	1,757,727
Segment result	(266,802)	(37,845)	(19,679)	(13,949)	-	(338,275)
Unallocated revenue less unallocated expenses						(614,143)
Loss from ordinary activities before income tax expense						(952,418)
Income tax expense						(952,418)
Loss from ordinary activities after income tax expense						(952,418)
Net Loss						**(952,418)**
Depreciation and amortisation expense	13,233	-	-	-	1,795	15,028
Other non-cash expenses	-	-	-	-	-	-
Segments assets	3,093	-	4,716,400	250,000	-	4,969,493
Unallocated assets						154,370
Total Assets						**5,123,863**
Segment liabilities	232,923	-	478,951	136,229	-	848,103
Unallocated liabilities						2,137,631
Total Liabilities						2,985,734
Acquisition of property, plant & equipment, intangibles and other non-current segment assets	-	-	-	-	-	-

Secondary Reporting – Geographical Segments

	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	
	3/12/2003	3/06/2003	31/12/2003	30/06/2003	31/12/2003	30/06/2003
Australia	-	922,524	4,594,803	4,719,493	-	-
South East Asia	-	-	250,000	250,000	-	-

9 EARNINGS (LOSS) PER SHARE

	Consolidated	
	31 December 2003	31 December 2002
Basic earnings (loss) per share (cents per share)	(.055)	(.13)
Diluted earnings (loss) per share (cents per share)	(.03)	.046
a) weighted average number of ordinary shares outstanding during the year used in calculation of EPS	434,206,849	381,607,800
b) weighted average number of ordinary shares outstanding during the year used in calculation of diluted EPS	505,790,917	651,756,177

10 MATTERS SUBSEQUENT TO BALANCE DATE

On 13 January 2004 the Company lodged a Prospectus with both ASIC and ASX. The Prospectus related to a Non-Renounceable Rights Issue of up to 462,098,153 Fully Paid Ordinary Shares at an issue price of $0.005.

The issue which closed on 13 February 2004 was fully underwritten and raised $2,310,491 before costs of the issue.

Funds raised from the issue will be utilised to increase working capital, reduce debt and allow the Company to pursue other investment opportunities.

Including the shares issued pursuant to the Rights Issue the Company now has 924,196,306 Fully Paid Ordinary Shares on issue.

On 3 February 2004, BeMaX Resources NL ("Bemax") announced that pursuant to the completion of the due diligence as per the Heads of Agreement signed on 29 October 2003, Bemax, Nissho Iwai Corporation and Sons of Gwalia had signed a Merger Implementation Agreement.

The Agreement provides for the merger of the mineral sands assets of each Company with Bemax being the pubically listed entity for the combined assets. The transaction will be satisfied by a combination of cash and the issue of new shares in Bemax to the other parties. Under the Agreement:

- the RZM Cable Sands group of companies will become wholly owned subsidiaries of Bemax and Bemax will acquire 100% of the MBT mineral sands business;
- Bemax will issue 75,217,083 shares to Nissho Iwai which will result in its owning a 20.3% interest in the shares capital of Bemax;
- Bemax will issue 28,160,090 shares to Sons of Gwalia giving it a further 7.6% interest in the share capital of Bemax.

Additional considerations include the payment to Nissho Iwai of $15 million on Completion and the (unsecured) deferred payment of $15 million (payable 2 years after completion). Bemax will acquire additional working capital of $40 million.

A General Meeting of Shareholders is scheduled to occur around mid April 2004, with completion to take place shortly thereafter.

On 16 February 2004, Bemax announced that they had secured a financing facility from international investment bank ABN Amro to fund the cash component of it's three way merger with Nissho Iwai Corporation and Sons of Gwalia Limited.

NEXIA COURT & CO
NEXIA INTERNATIONAL
CHARTERED ACCOUNTANTS
ABN 71 502 156 733

Level 29, Australia Square,
264 George Street,
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
DX10156, Sydney Stock Exchange
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF IMPERIAL ONE LIMITED

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report is not presented in accordance with:

- the *Corporations Act 2001* in Australia, including giving a true and fair view of the financial position of the Imperial One Group (defined below) as at 31 December 2003 and of its performance for the half-year ended on that date
- Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half-year ended 31 December 2003 is the responsibility of the directors of Imperial One Limited. It includes the financial statements for the Imperial One Group (the Group), which incorporates Imperial One Limited (the company) and the entities it controlled during the half-year ended 31 December 2003.

The auditor's role and work

We conducted an independent review of the interim financial report in order for the company to lodge it with the Australian Securities and Investments Commission. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, and the *Corporations Regulations 2001*, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF IMPERIAL ONE LIMITED (Continued)

The review procedures performed were limited primarily to:

- inquiries of company personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the *Corporations Act 2001* and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

Stuart H. Cameron

Nexia Court & Co
Chartered Accountants

Stuart H Cameron
Partner

Sydney

Date: 15 March 2004